Filed by Revolution Acceleration Acquisition Corp pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Berkshire Grey, Inc.
Commission File No.: 001-39768

Berkshire Grey Unveils Next Generation of Intelligent Enterprise Robotic Picking and

Advanced Mobility Solutions to Accelerate Fulfillment

Any fulfillment center can now deploy intelligent picking robots combined with tens to thousands of orchestrated mobile robots, or use either independently, to deliver higher throughputs at a lower cost than legacy systems

BEDFORD, Mass., June 17, 2021 – Berkshire Grey, the leader in AI-enabled robotic solutions that automate supply chain processes, launched the next generation of Intelligent Enterprise Robotic (IER) picking and mobility solutions which incorporate a new generation of mobile robots. This new generation of mobile robots offers increased fulfillment throughput at a lower cost point to enable shorter delivery times and support a larger number of SKUs. Unlike fixed conveyor belts and early generation mobile robots, Berkshire Grey’s intelligent fleets harness the power of AI to orchestrate tens to thousands of mobile robots to pick, organize, and deliver items for a wide variety of customer and store orders.

The explosive growth of eCommerce over the course of the pandemic has driven retailers, grocers, and third-party logistics (3PL) providers to invest in transforming operations to meet soaring consumer expectations. Today’s businesses must overcome complex logistical hurdles to fulfill orders for any product in a variety of ways including curbside pickup, buy online pickup in store, and same- or next-day delivery. As a result, fulfillment leaders seek to handle a wider variety of SKUs with increased throughput using a variety of constructs including back-of-store, small scale distribution centers, and full scale distribution centers.

“Rapid delivery for virtually any product is now table stakes for fulfillment and the market has not offered powerful solutions to enable most businesses to meet this need,” says Kevin Prouty, Vice President at IDC. “Companies like Berkshire Grey that have deep IP can have a large advantage in orchestrating tens to thousands of mobile robots, to pick millions of SKUs, and enable a company to significantly accelerate throughput at an attractive capital expenditure. Innovations like these help companies to meet increasing consumer expectations and to do so in a competitive fashion.”

The AI-based orchestration software enables many robots to work together in a performant fashion, where robots improve and learn over time, and where the activities carried out by different robots and modules are coordinated. With the new generation of mobile robots incorporated in these solutions, Berkshire Grey’s intelligent fleets of mobile robots can:

●	Integrate robotic picking with mobile robots to increase automation levels and fulfillment speeds.

●	Transform any facility into a high throughput fulfillment system with minimal disruption to existing operations. Facilities can deploy the new robot systems in both existing and new fulfillment centers in one third of the time of legacy systems.

●	Handle greater SKU coverage than legacy systems – including heavier items, non-conveyables, and challenging items like shrink-wrapped packages (e.g., dog food bags, glass, water bottle packs).

●	Perform faster and more flexibly than traditional approaches – conducting agile any-induct-to-any-discharge organization of goods and incorporating intelligent on-field storage supporting many use cases.

●	Dually utilize storage locations as robot highways and handle diverse SKUs directly – the new robots can rotate and adjust positions, pass under shelves and conveyor belts, and function without a tray or tote container – all of which enable speedier throughput and reduced process costs.

“We developed this next generation of IER solutions to achieve higher throughput at lower cost in a third of the deployment time,” said Steve Johnson, President and COO, “Berkshire Grey’s industrial-grade mobile robots work together at unprecedented scale to deliver a step-change in speed and intelligence for any fulfillment center. Best of all, our software gets smarter over time, speeding efficiencies, while enabling maximum flexibility for businesses to meet rapidly changing consumer demands.”

Berkshire Grey’s automated solutions are dynamically reconfigurable and available via Robots-as-a-Service (RaaS) implementation models. RaaS allows customers to accelerate adoption of game-changing automation technology without upfront capital expenditures.

As previously announced, on February 24, 2021, Berkshire Grey entered into a definitive agreement with Revolution Acceleration Acquisition Corp (Nasdaq: RAAC) that is expected to result in Berkshire Grey becoming a publicly listed company early in the third quarter of 2021, subject to the satisfaction of customary closing conditions, including approval by the stockholders of Revolution Acceleration Acquisition Corp.

About Berkshire Grey

Berkshire Grey helps customers radically change the essential way they do business by delivering game-changing technology that combines AI and robotics to automate fulfillment, supply chain, and logistics operations. Berkshire Grey solutions are a fundamental engine of change that transform pick, pack, move, store, sort, and organize operations to deliver competitive advantage for enterprises serving today’s connected consumers. Berkshire Grey customers include Global 100 retailers and logistics service providers.

Berkshire Grey and the Berkshire Grey logo are registered trademarks of Berkshire Grey. Other trademarks referenced are the property of their respective owners.

To learn more about Berkshire Grey, visit www.berkshiregrey.com.

About Revolution Acceleration Acquisition Corp

Revolution Acceleration Acquisition Corp focuses on value creation opportunities at the forefront of rapid technological innovation and economic growth. We believe that alternatives to the traditional IPO process create a key avenue for transformative, category-defining companies to quickly and efficiently access public markets, enabling them to scale their business and create value for a broad and diverse group of investors. For more information about RAAC, please visit: www.revolutionaac.com.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Berkshire Grey and RAAC. Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Berkshire Grey and RAAC, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of RAAC’s and Berkshire Grey’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RAAC and Berkshire Grey. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RAAC’s securities, (ii) the risk that the proposed transaction may not be completed by RAAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RAAC, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of RAAC, the satisfaction of the minimum trust account amount following redemptions by RAAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the amount of redemption requests made by RAAC’s public stockholders, (viii) the effect of the announcement or pendency of the proposed transaction on Berkshire Grey ’s business relationships, operating results and business generally, (ix) risks that the proposed transaction disrupts current plans and operations of Berkshire Grey and potential difficulties in Berkshire Grey customer and employee retention as a result of the proposed transaction, (x) risks relating to the uncertainty of the projected financial information with respect to Berkshire Grey, (xi) risks relating to increasing expenses of Berkshire Grey in the future and Berkshire Grey’s ability to generate revenues from a limited number of customers, (xii) risks related to Berkshire Grey generating the majority of its revenues from a limited number of products and customers, (xiii) the passing of new laws and regulations governing the robotics and artificial intelligence industries that potentially restrict Berkshire Grey’s business or increase its costs, (xiv) potential litigation relating to the proposed transaction that could be instituted against Berkshire Grey, RAAC or their respective directors and officers, including the effects of any outcomes related thereto, (xv) the ability to maintain the listing of RAAC’s securities on The Nasdaq Stock Market LLC, either before or after the consummation of the business combination, (xvi) the price of RAAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RAAC plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting RAAC’s business and changes in the combined capital structure, (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xviii) unexpected costs, charges or expenses resulting from the proposed transaction, (xix) risks of downturns and a changing regulatory landscape and (xx) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Amendment No. 1 to RAAC’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 (the “RAAC Form 10-K/A”), Amendment No. 1 to RAAC’s Quarterly Report on Form 10-Q/A for the three months ended March 31, 2021, the registration statement on Form S-4 discussed below and other documents filed by RAAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAC nor Berkshire Grey presently know or that RAAC and Berkshire Grey currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAAC’s and Berkshire Grey’s expectations, plans or forecasts of future events and views as of the date of this communication. RAAC and Berkshire Grey anticipate that subsequent events and developments will cause RAAC’s and Berkshire Grey’s assessments to change. While RAAC and Berkshire Grey may elect to update these forward-looking statements at some point in the future, RAAC and Berkshire Grey specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing RAAC’s and Berkshire Grey’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAAC nor Berkshire Grey gives any assurance that either RAAC or Berkshire Grey, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

RAAC filed a registration statement on Form S-4 with the SEC (File No. 333-254539), which includes a preliminary proxy statement to be distributed to holders of RAAC’s common stock in connection with RAAC’s solicitation of proxies for the vote by RAAC’s stockholders with respect to its proposed business combination with Berkshire Grey (the “Business Combination”). After the registration statement is declared effective, RAAC will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the registration statement. RAAC may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by RAAC with the SEC, including the preliminary proxy statement / prospectus, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RAAC may be obtained free of charge upon written request to RAAC at 1717 Rhode Island Ave NW, Suite 1000, Washington, DC 20036, Attn: Investor Relations.

Participants in the Solicitation

RAAC and Berkshire Grey and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of RAAC in connection with the proposed transaction under the rules of the SEC. RAAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of RAAC in the RAAC Form 10-K/A as well as its other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of RAAC’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, is included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by RAAC will also be available free of charge from RAAC using the contact information above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RAAC, Berkshire Grey or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Contacts

Berkshire Grey Press Contact:

Berkshire Grey Corporate Communications
berkshiregrey@methodcommunications.com

Berkshire Grey Investor Relations Contact:

Cody Slach, Matt Glover

Gateway Group

BG@gatewayir.com

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